UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
1-13441
NOTIFICATION OF LATE FILING
CUSIP NUMBER
42366C103

(Check One):  ☒ Form 10-K  ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

          For Period Ended:               12/31/10

          ☐ Transition Report on Form 10-K
          ☐ Transition Report on Form 20-F
          ☐ Transition Report on Form 11-K
          ☐ Transition Report on Form 10-Q
          ☐ Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrants:

Hemispherx Biopharma, Inc.

Former Name if Applicable

 Address of Principal Executive Offices (Street and Number)
One Penn Center
1617 JFK Boulevard, Suite 660

City, State and Zip Code

Philadelphia, PA  19103

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State  below in  reasonable  detail the  reasons  why the Form 10-K could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The registrant was unable to file its Form 10-K for the  period  ended December 31, 2010 without unreasonable expense and effort due to its inability to finish the required financial statements within a sufficient time for management to review the financial statements with its independent accountants.

PART IV --OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Charles T. Bernhardt, Chief Financial Officer	(215)	988-0080
Name	Area Code	Telephone Number

(2)
Have all other periodic reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such  shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our net loss will be approximately $13,136,000 for the year ended December 31, 2010, as compared to an approximate net loss (as restated) of $7,180,000 for the year ended December 31, 2009.  We believe that this increase of net loss was primarily due to:

1)	increased Research and Development costs in 2010 of approximately $618,000 or 9% as compared to the same period in 2009;

2)	increased Production/Cost of Goods Sold in 2010 of approximately $757,000 or 130%; and

3)	increased General and Administrative expenses of approximately $1,772,000 or 31% as compared to the same period in 2009; which increases were offset by

4)	an increase in interest and other income in 2010 of approximately $2,316,000 or 3,457% as compared to the same period in 2009;

5)
a decrease in non-cash financing costs of $241,000 in 2010 as compared to the same period in 2009 primarily due to the issuance of Common Stock Purchase Warrants in 2009 as part of the February 2009 Standby Financing Agreement; and

6)
an adjustment at December 31, 2009 to record the change in fair value for a Liability related to the certain redeemable warrants issued in May 2009.  This Liability of $17,359,000 as originally recorded in May 2009, was adjusted and revalued to $3,684,000 at December 31, 2009, resulting in a related non-cash gain of $6,258,000 in 2009.  The value of this Liability at December 31, 2010 was $2,805,000.  The adjustment needed at December 31, 2010 to revalue the liability resulted in a related non-cash gain of $879,000 at December 31, 2010.

Net loss per share for the year ended 2010 was approximately $(0.10) versus approximately $(0.07) as restated for the same period in 2009.

Hemispherx Biopharma, Inc.

(Name of Registrant as Specified in Charter)

has  caused this  notification  to be signed on their behalf by the undersigned hereunto duly authorized.

Date	March 16, 2011	By	/s/ Charles T. Bernhardt
Charles T. Bernhardt

Instruction: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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